Exhibit 99.1

May 16, 2022

Dear WalkMe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of WalkMe Ltd. (the “Meeting”), to be held on June 21, 2022 at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel.

The Company’s notice of the Meeting, as published on May 16, 2022, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 13, 2022 are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Dan Adika
Chairman of the Board of Directors and Chief Executive Officer

WalkMe Ltd.
1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel

Notice of Annual General Meeting of Shareholders

To be Held on June 21, 2022

Dear WalkMe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of WalkMe Ltd. (the “Company”), to be held on June 21, 2022 at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel (the telephone number at that address is +972 (3) 763-0333).

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law; and

(2)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 13, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than May 30, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://www.ir.walkme.com or at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel, upon prior notice and during regular working hours (telephone number: +972 (3) 763-0333) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on June 20, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Dan Adika
Chairperson of the Board of Directors and Chief Executive Officer
Dated: May 16, 2022

- ii -

WalkMe Ltd.
1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on June 21, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of WalkMe Ltd. (the “Company” or “WalkMe”) to be voted at the 2022 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 21, 2022, at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of our ordinary shares on May 16, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law; and

(2)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On May 13, 2022, we had a total of 84,506,357 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on May 13, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this proxy statement.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:
•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 20, 2022.

If you provide specific instructions (by marking a box) with regard to the proposals set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 13, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 16, 2022. Certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://www.ir.walkme.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations at investors@walkme.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage (1)
Principal Shareholders
Entities Affiliated with Insight Partners(2)	24,253,823	28.7%
Entities Affiliated with Greenspring Associates(3)	10,366,855	12.3%
Scale Venture Partners IV, LP(4)	9,429,021	11.2%
Entities Affiliated with Gemini Israel Ventures(5)	7,730,048	9.1%
Entities Affiliated with Mangrove Capital Partners(6)	6,278,354	7.4%
Entities Affiliated with AMBLESIDE S.À R.L.(7)	5,462,245	6.5%
All directors and executive officers as a group (11 individuals) (8)	23,291,041	26.2%

(1)	Based on 84,506,357 ordinary shares issued and outstanding as of May 13, 2022.

(2)
Pursuant to Schedule 13G filed with the SEC on February 11, 2022, consists of (i) 14,719,862 ordinary shares held of record by Insight Venture Partners IX, L.P., (ii) 293,822 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P., (iii) 7,313,935 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P., (iv) 1,559,564 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P., (v) 163,070 ordinary shares held of record by Insight Partners (Cayman) XI, L.P., (vi) 21,747 ordinary shares held of record by Insight Partners (Delaware) XI, L.P., (vii) 20,202 ordinary shares held of record by Insight Partners (EU) XI, S.C.Sp., (viii) 3,568 ordinary shares held of record by Insight Partners XI (Co-Investors) (B), L.P., (ix) 2,589 ordinary shares held of record by Insight Partners XI (Co-Investors), L.P., and (x) 155,464 shares held of record held by Insight Partners XI, L.P. The general partner of Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P. is Insight Venture Associates IX, L.P., (“IVA IX LP”), whose general partner is Insight Venture Associates IX, Ltd., (“IVA IX Ltd”). The general partner of Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners XI (Co-Investors), L.P. and Insight Partners XI, L.P. is Insight Associates XI, L.P., (“IA XI LP”), whose general partner is Insight Associates XI, Ltd. (“IA XI Ltd”). The general partner of Insight Partners (EU) XI, S.C.Sp. is Insight Associates (EU) XI, S.a.r.l., (“IA EU XI”). The sole shareholder of IVA IX Ltd, IA XI Ltd and IA EU XI is Insight Holdings Group, LLC. Mr. Horing, one of the Company’s directors, is a managing director at Insight Venture Partners.

The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(3)
Consists of (i) 5,948,813 ordinary shares held by Greenspring Opportunities III, L.P. (“GO III”), (ii) 3,013,139 ordinary shares held by Greenspring Global Partners VI-A, L.P. (“GGP VIA”), (iii) 1,203,629 ordinary shares held by Greenspring Global Partners VI-C, L.P. (“GGP VIC”), (iv) 185,933 ordinary shares held by Greenspring Secondaries Fund IV, L.P. (“Greenspring Secondaries IV”), (v) 6,426 ordinary shares held by Greenspring Secondaries Fund IV-D, L.P. (“Greenspring Secondaries IV-D”) and (vi) 8,915 ordinary shares held by Greenspring Secondaries Fund IV-K, L.P. (collectively with Greenspring Secondaries IV and Greenspring Secondaries IV-D, “Greenspring Secondaries”). Greenspring Opportunities General Partner III, L.P. (“GO III GP”), is the general partner of GO III. Greenspring Opportunities GP III, LLC (“GO III GP LLC”), is the general partner of GO III GP. Greenspring General Partner VI, L.P. (“Greenspring General Partner”), is the general partner of GGP VI-A and GGP VI-C. Greenspring GP VI, LLC. (“Greenspring GP LLC”), is the general partner of Greenspring General Partner. Greenspring Secondaries General Partner IV, L.P. (“Secondaries GP”), is the general partner of Greenspring Secondaries. Greenspring Secondaries GP IV, LLC (“Secondaries GP LLC”), is the general partner of Secondaries GP. Greenspring Associates, LLC (“Greenspring Associates”), is the managing member of each of GO III GP LLC and Secondaries GP LLC. C. Ashton Newhall and James Lim own and control each of Greenspring GP LLC and Greenspring Associates. Each of C. Ashton Newhall and James Lim may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III, GGP VI-A, GGP VI-C and Greenspring Secondaries. Greenspring Associates may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III and Greenspring Secondaries. Each of GO III GP LLC and GO III GP may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III. Each of Greenspring GP LLC and Greenspring General Partner may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GGP VI-A and GGP VI-C. Each of Secondaries GP and Secondaries GP LLC may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by Greenspring Secondaries. Each of GO III GP, GO III GP LLC, Greenspring General Partner, Greenspring GP LLC, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall and James Lim disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of GO III, GGP VI-A, GGP VI-C, Greenspring Secondaries, GO III GP, GO III GP LLC, Greenspring General Partner, Greenspring GP LLC, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall, and James Lim is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.

(4)
Pursuant to Schedule 13G/A filed with the SEC on February 7, 2022, consists of 9,429,021 ordinary shares held of record by Scale Venture Partners IV, L.P. (“SVP IV”). The general partner of SVP IV is Scale Venture Management IV, L.P. whose general partner is Scale Venture Management IV, LLC (“Scale IV LLC”). Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and share voting and dispositive power with respect to the ordinary shares held by SVP IV. The address for these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 1150, Foster City, California 94404.

(5)
Pursuant to Schedule 13G filed with the SEC on February 7, 2022, consists of (i) 7,652,748 ordinary shares held of record by Gemini Israel V Limited Partnership (“Gemini V”) and (ii) 77,300 ordinary shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”). Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Gemini Israel Funds IV Ltd. The address for these entities is 1 Abba Eban Avenue, Merkazim 2001, Bldg A, 3rd Floor, Herzliya Israel.

(6)
Pursuant to Schedule 13G filed with the SEC on January 19, 2022, consists of (i) 5,638,420 ordinary shares held by Mangrove III Investments S.à r.l (“Mangrove III”) and (ii) 639,934 ordinary shares held by Mangrove V Investments S.à r.l (“Mangrove V”). Mangrove III S.C.A. SICAR is the owner of 100% of the share capital of Mangrove III, and Mangrove V (SCA), RAIF is the owner of 100% of the share capital of Mangrove V. Mangrove III Management S.A. is the liquidator of Mangrove III S.C.A. SICAR.  The members of the board of directors of Mangrove III Management S.A. are Mark Tluszcz, Hans-Jurgen Schmitz and Willibrord Ehses. As a result of these relationships, each of Mangrove III S.C.A. SICAR, Mangrove III Management S.A. and Messrs. Tluszcz, Schmitz and Ehses may be deemed to share voting and dispositive power with respect to the securities held by Mangrove III. Mangrove Capital Partners S.A. is the manager of Mangrove V (SCA), RAIF. The members of the board of directors of Mangrove Capital Partners S.A. are Mark Tluszcz, Hans-Jürgen Schmitz, Michael Rabinowicz and Gerardo Lopez Fojaca. As a result of these relationships, each of Mangrove V (SCA), RAIF, Mangrove Capital Partners S.A. and Messrs. Tluszcz, Schmitz, Rabinowicz and Lopez Fojaca may be deemed to share voting and dispositive power with respect to the securities held by Mangrove V. Roy Saar, one of our directors, is a partner at Mangrove Capital Partners. The address for these entities is 31 Boulevard Joseph II, L-1840, Luxembourg.

(7)
Pursuant to Schedule 13D/A filed with the SEC on December 17, 2021, consists of: (i) 3,404,955 ordinary shares held or record by Ambleside S.à r.l. (“Ambleside”) and (ii) 2,057,290 ordinary shares held of record by Ambleside Lux S.à r.l. (“Ambleside Lux”). Vitruvian III Luxembourg S.à r.l. (“Vitruvian Luxembourg”) is the sole shareholder of Ambleside. VIP III Cortex-B S.à r.l. (“VIP III Cortex-B”) is the sole shareholder of Ambleside Lux. VIP III Nominees Limited (“VIP Nominees”) is the nominee for and on behalf of VIP III LP, and VIP III Co-Invest LP (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg and VIP III Cortex-B. Vitruvian Partners LLP (“Vitruvian Partners”) is the manager of the Funds and sole shareholder of VIP Nominees. Michael Risman, one of our directors, is a managing partner of Vitruvian Partners. The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY, the address of the principal business office of VIP III Co-Invest LP is 12 Castle Street St Helier Jersey JE2 3RT and the address of the principal business office of Ambleside, Ambleside Lux, Vitruvian Luxembourg and VIP III Cortex-B is 21, rue Philippe II, L-2340 Luxembourg.

(8)
Includes 4,409,101 ordinary shares underlying options exercisable within 60 days of May 13, 2022. Based on the respective reporting persons Schedule 13D or 13G, as applicable, includes 9,429,021 ordinary shares beneficially held by entities affiliated with Scale Venture Partners IV, LP as set forth in footnote (4) above and 7,730,048 ordinary shares beneficially held by entities affiliated with Gemini Israel Ventures as set forth in footnote (5) above. Does not include ordinary shares beneficially held by entities affiliated with Insight Partners as set forth in footnote (2) above, shares beneficially owned by entities affiliated with Mangrove Capital Partners as set forth in footnote (6) above, and shares beneficially owned by entities affiliated with Ambleside as set forth in footnote (7) above.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2021 by our five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees—Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 24, 2022 (the “Annual Report”), a copy of which is available on our website at https://www.walkme.com.

CORPORATE GOVERNANCE
Overview

WalkMe is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three (3) and no more than ten (10) directors, as may be fixed from time to time by the Board; provided, however, that in the event at any time the Board is comprised of nine (9) or less members, the maximum number of members permitted under our Articles of Association shall not exceed nine (9). Our Board currently consists of ten (10) directors, including Dan Adika, Rafael Sweary, Roy Saar, Michael Risman, Menashe Ezra, Michele Bettencourt, Rory O’Driscoll, Jeff Horing, Ron Gutler and Haleli Barath. Seven (7) of our non-executive directors, including Roy Saar, Michael Risman, Menashe Ezra, Michele Bettencourt, Rory O’Driscoll, Jeff Horing and Ron Gutler, are independent under the Nasdaq corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Dan Adika, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since March 2012 and currently also serves as Chairperson of our Board. During a special and annual general meeting of our shareholders held on June 6, 2021, our shareholders approved the appointment of Mr. Adika as Chairperson of the Board in addition to his role as our Chief Executive Officer. According to the Companies Law, such appointment is valid for an initial term of five years following the closing of our initial public offering, which occurred on June 18, 2021. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the Board will be subject to the shareholder approval (pursuant to special majority requirements set forth under the Companies Law) and will be limited to a three-year term.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation opportunity on financial performance	Cap cash bonus payments and annual equity based compensation
Set annual incentive targets to our chief executive officer based on objective performance measures	Regularly review the executive compensation and peer group data
Maintain a majority independent Board	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Maintain entirely independent Board committees
Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Director, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has ten directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Dan Adika, Roy Saar, Michael Risman and Menashe Ezra, and their terms expire at the Meeting;
●	the Class II directors are Michele Bettencourt, Rafael Sweary and Rory O’Driscoll, and their terms expire at our annual general meeting of shareholders to be held in 2023; and
●	the Class III directors are Jeff Horing, Ron Gutler and Haleli Barath, and their terms expire at our annual general meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Dan Adika, Roy Saar, Michael Risman and Menashe Ezra. Roy Saar, Michael Risman and Menashe Ezra each qualify as an independent director under the listing standards of the Nasdaq. Roy Saar serves as a member of our audit committee and compensation committee. Michael Risman is a member of our nominating and governance committee. Menashe Ezra serves as the chairman of our nominating and governance committee.

If re-elected at the Meeting, each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra will serve until the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

During 2021, each of the directors standing for re-election at the Meeting attended 100% of our Board and Board committee meetings, as applicable.

The nominating and governance committee of our Board recommended that each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra be re-elected at the Meeting as a Class I director for a term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Dan Adika, Roy Saar, Michael Risman and Menashe Ezra is set forth below:

Dan Adika is our Co-Founder and has served as our Chief Executive Officer and a member of our board of directors since March 2012. Prior to co-founding our Company, Mr. Adika served as a software engineer at Hewlett-Packard Company, a computer and information technology company, from May 2010 to May 2011. Before that, from January 2005 to March 2010, Mr. Adika served as a computer programmer in the Israel Defense Forces. We believe that Mr. Adika’s technical experience and knowledge of our Company qualify him to serve on our board of directors.

Roy Saar has served as a member of our board of directors since March 2012. Since 2008, Mr. Saar has served in positions of increasing responsibility at Mangrove Capital Partners, an investment firm, most recently serving as Partner. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider. Before that, in 1999, he co-founded Sphera Corporation, a virtual server technology vendor for SaaS providers, which was acquired by Parallels in 2007. Since January 2007, Mr. Saar has also served as a member of the board of directors of Wix.com Ltd. Mr. Saar also currently serves on the boards of directors of several privately-held companies. Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University. We believe that Mr. Saar’s extensive experience in the venture capital industry and with technology companies qualify him to serve on our board of directors.

Michael Risman has served as a member of our board of directors since June 2021. Prior to then and since December 2019, he also served as the representative of the former corporate director, Vitruvian Directors I Limited. Since May 2006, Mr. Risman has served as Managing Partner of Vitruvian Partners, a private equity firm which he co-founded. Prior to that, from September 1995 to May 2006, Mr. Risman served as a Global Equity Partner at Apax Partners, a private equity firm, where he led their Information Technology Investment Team in Europe. Mr. Risman has previously served on the boards of directors of Farfetch, a fashion technology company, from November 2014 to August 2020; Just Eat, an online food ordering company from April 2012 to March 2016; and Dialog Semiconductor, a semiconductor solutions manufacturer, from August 1999 to July 2006. Mr. Risman also currently serves on the board of directors of several privately-held companies in which funds managed by Vitruvian Partners have invested. Mr. Risman holds an M.A. in electrical engineering from Cambridge University and an M.B.A. from the Harvard Business School. We believe that Mr. Risman’s extensive experience in the venture capital industry and his knowledge of technology companies qualify him to serve on our board of directors.

Menashe Ezra has served as a member of our board of directors since December 2014. Since 2008, Mr. Ezra has served as Managing Partner at Gemini Israel Ventures, a venture capital firm. Before joining Gemini Israel Ventures, from October 2001 to October 2007, Mr. Ezra served as Managing Partner at BRM Capital, a venture capital firm. Before that, from 1993 to 1998, Mr. Ezra served as Chief Executive Officer at WaveAccess, a wireless communications company which he founded and which was sold to Lucent Technologies Inc., a telecommunications company, or Lucent, in 1998. From December 1998 to April 2001, Mr. Ezra served as VP Wireless Network Solutions at Lucent. Mr. Ezra also serves on the boards of directors of several privately-held companies. Mr. Ezra holds a B.Sc. in electrical engineering from Tel Aviv University. We believe that Mr. Ezra’s experience in the venture capital industry, including his time spent serving on the boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our board of directors.

Proposal

The shareholders are being asked to re-elect each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra for a term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to re-elect each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Dan Adika, Roy Saar, Michael Risman and Menashe Ezra as a Class I director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2021	2020
	(in thousands)
Audit fees(1)	$1,110	$361
Audit-related fees(2)	-	-
Tax fees(3)	65	70
All Other Fees	23	8
Total	$1,198	$439

(1)
“Audit fees” for the years ended December 31, 2021 and 2020 included fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-related fees” for the years ended December 31, 2021 and 2020 related to services in connection with our initial public offering.
(3)	“Tax fees” for the year ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.ir.walkme.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 24, 2022, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://www.ir.walkme.com.  Shareholders may obtain a copy of these documents without charge at https://www.ir.walkme.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Dan Adika
Chairperson of the Board of Directors and Chief Executive Officer
Dated: May 16, 2022